February 26, 2019

Russell T. Kelley, Jr.
Chief Financial Officer
Extraction Oil & Gas, Inc.
370 17th Street, Suite 5300
Denver, CO 80202

       Re: Extraction Oil & Gas, Inc.
           Registration Statement on Form S-3
           Filed February 21, 2019
           File No. 333-229767

Dear Mr. Kelley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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